Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended December 31, 2011

Sub-Item 77C:  Matters submitted to a vote of security holders

Liquidation of the Quaker Long-Short Tactical Allocation Fund

A Special Meeting of Shareholders was held on October 24, 2011, to approve a proposal to liquidate and dissolve the Quaker Long-Short Tactical Allocation Fund (the “Fund”) in accordance with the Plan of Liquidation and Dissolution approved by the Fund's Board of Trustees.  At its September 8, 2011 meeting, the Board discussed with Quaker Funds, Inc., the Fund’s adviser (the “Adviser”), the viability of the Fund.  The Adviser stated that it had concluded that the continued operation of the Fund was not economically feasible due to the small asset size of the Fund, the recent performance of the Fund and the lack of prospects for growth in asset size and new shareholders.  The Adviser explained that it had reviewed the following possible alternatives for the Fund: (i) continuation of the Fund with an increased marketing effort; (ii) the merger or sale of the Fund into a similar investment company; (iii) gradual liquidation of the Fund; and (iv) a prompt liquidation of the Fund.  The Adviser reported to the Trustees that it had considered the viability of each alternative and had concluded that a prompt liquidation of the Fund was the only viable alternative consistent with the best interests of the shareholders of the Fund.  The Adviser was not confident that increased marketing efforts would increase the Fund’s size sufficiently.  The Adviser reported that it found the merger or sale of the Fund into similar investment companies were not realistic alternatives because of the relatively small amount of assets under management in the Fund.  Based upon the Adviser’s presentation and recommendation, the Board concluded that liquidation of the Fund was in the best interests of the Fund and its shareholders.

Shareholder Meeting Results (share amounts are not in thousands):

Affirmative	170,968 shares	59.37% of outstanding shares
Against	0 shares	0% of outstanding shares
Abstain	1,344 shares	0.47% of outstanding shares